                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (Amendment No. 1)

                                   CDnow, Inc.
                                -----------------
                                (Name of Issuer)

                         Common Stock, without par value
                         -------------------------------
                         (Title of Class of Securities)

                                    125085100
                             -----------------------
                                 (CUSIP Number)

                                Teruhisa Tokunaka
                          Executive Deputy President and
                             Chief Financial Officer
                                Sony Corporation
                              6-7-35 Kitashinagawa
                       Shinagawa-ku, Tokyo 141-0001 Japan
                                 81-3-5448-2111
                            ------------------------
                                 with copies to:

            Morton A. Pierce, Esq.                 David H. Landau, Esq.
            Dewey Ballantine LLP                   Rosenman & Colin LLP
         1301 Avenue of the Americas                575 Madison Avenue
          New York, New York 10019               New York, New York 10022
             (212) 259-8000                            (212) 940-8800
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 3, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

          --------------------------------------------------     --------------
          CUSIP No.  125085100                                    Page 2 of 6
          --------------------------------------------------     --------------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sony Music Entertainment Inc.
          IRS No. 13-3431958
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
          (SEE INSTRUCTIONS)
                                                                       (b) / /
-------------------------------------------------------------------------------
   3      SEC Use Only

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
          PURSUANT TO ITEMS 2(d) or (e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               1,202,750  See Item 3
         NUMBER OF             ------------------------------------------------
          SHARES                     8         SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH           ------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              1,202,750 See Item 3
            WITH               ------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,202,750
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   Page 2 f 6

          --------------------------------------------------     --------------
          CUSIP No.  125085100                                    Page 3 of 6
          --------------------------------------------------     --------------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sony Corporation
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
           (SEE INSTRUCTIONS)
                                                                       (b) / /
-------------------------------------------------------------------------------
   3      SEC Use Only

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
          PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan
-------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               1,202,750  See Item 3
         NUMBER OF             ------------------------------------------------
          SHARES                     8         SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH           ------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              1,202,750 See Item 3
            WITH               ------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,202,750
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
-------------------------------------------------------------------------------

                                   Page 3 f 6

          --------------------------------------------------     --------------
          CUSIP No.  125085100                                    Page 4 of 6
          --------------------------------------------------     --------------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sony Corporation of America
          IRS No.  13-1914734
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
           (SEE INSTRUCTIONS)
                                                                       (b) / /
-------------------------------------------------------------------------------
   3      SEC Use Only

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                                    / /
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               1,202,750  See Item 3
         NUMBER OF             ------------------------------------------------
          SHARES                     8         SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH           ------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              1,202,750 See Item 3
            WITH               ------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,202,750
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
-------------------------------------------------------------------------------


                                   Page 4 f 6

This Amendment No. 1 (this "Amendment") hereby amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by each of Sony Music Entertainment Inc. ("Sony Music "), Sony Corporation ("Sony Corp.") and Sony Corporation of America ("SCA") (collectively, the "Reporting Persons"), relating to the common stock (the "Common Stock") of CDnow, Inc. ("CDnow"). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement.


Item 4.  Purpose of Transaction

      Item 4 of the Initial Statement is amended and restated in its entirety as follows:

      As of August 3, 2000, the Reporting Persons are the beneficial owners of less than five percent of the outstanding CDnow Common Stock and therefore intend to make no further filings pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended until such time as any of the Reporting Persons' ownership of the CDnow Common Stock rises to a level above five percent of the outstanding CDnow Common Stock.

Item 5.  Interest in Securities of the Issuer

      Item 5 of the Initial Statement is amended and restated in its entirety as follows:

      On August 3, 2000, CDnow prepaid all amounts due and outstanding under a convertible loan agreement (the "Convertible Loan Agreement"), between CDnow, Sony Music and Time Warner Inc. ("Time Warner"). Under the Convertible Loan Agreement, each of Sony Music and Time Warner, as lenders, had agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. Each of Sony Music and Time Warner, at its sole option, at any time and from time to time, had the right to convert (the "Conversion Right") all outstanding loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock, at a conversion price of $10.00 per share (subject to customary anti-dilution adjustments). At the time of the filing of the Initial Statement on Schedule 13D, assuming that Sony Music had made loans to CDnow in the full amount of its loan commitment, based on the conversion price, Sony Music would have had the right, pursuant to the Conversion Right, to acquire beneficial ownership of 1,500,000 shares of CDnow Common Stock. Sony Music's Conversion Right terminated upon CDnow's repayment of Sony Music's loan under the Convertible Loan Agreement. As a result Sony Music is no longer deemed to beneficially own shares of CDnow Common Stock under the Convertible Loan Agreement, and is no longer the beneficial owner of more than 5% of the outstanding CDnow Common Stock.

      Sony Music beneficially owns 1,202,750 shares of CDnow Common Stock, representing less than 5% of the outstanding shares of CDnow Common Stock. Each of Sony Corp. and SCA is deemed to beneficially own 1,202,750 shares of CDnow Common Stock, representing less than 5% of the outstanding shares of CDnow Common Stock, held by Sony Music. Sony Music has the power to vote, and the power to dispose of 1,202,750 shares of CDnow Common Stock.

      Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or Annex B of the Initial Statement, as appropriate, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.

                                    Signature

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2000                   SONY CORPORATION



                                        By:  /s/ T. Tokunaka
                                           ------------------------------------

                                            Name:  Teruhisa Tokunaka

                                            Title: Executive Deputy President
                                                   and CFO



                                        SONY CORPORATION OF AMERICA



                                        By:  /s/ Steven E. Kober
                                           ------------------------------------

                                            Name:  Steven E. Kober

                                            Title: Sr. Vice President



                                        SONY MUSIC ENTERTAINMENT INC.



                                        By:  /s/ Kevin M. Kelleher
                                           ------------------------------------

                                            Name:  Kevin M. Kelleher

                                            Title: Executive Vice President
                                                   and CFO

                                   Page 6 of 6